Exhibit 99.1

Sundance Energy Australia Limited Reports Third Quarter 2017 Financial and Operational Results

DENVER, CO November 20, 2017 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported its third quarter 2017 financial and operations results.

Third Quarter 2017 Financial Results

•                  Adjusted EBITDAX of $19.5 million, or 61.7 percent of Adjusted EBITDAX Margin.

•                  Total revenue increased 81% to $31.6 million as compared to the same prior year period, primarily driven by higher sales volumes, which increased 46%.

•                  Average estimated third quarter price received per barrel was $48.19, and per Boe was $39.34.

•                  Cash operating costs decreased 26% to $15.05/Boe for the quarter, as compared to $20.45/Boe for the quarter ended June 30, 2017.  The decrease was primarily driven by a reduction in workover-related expenses and the benefit of higher sales volumes.

•                  The Company finalized a $30 million revenue advance agreement with Vitol Inc. that provided the Company with liquidity to complete its 2017 development program.  The Company began repaying the advance in October 2017 at a rate of $20 per gross barrel of oil sold which will increase to $25 per gross barrel sold beginning in January 2018 through repayment of the revenue advance.

•                  As of September 30, 2017, the Company’s oil hedges covered a total of 2.5 million bbls through 2020 with a weighted average floor of $49.24 and ceiling of $54.55.

Operational Highlights

•                  Third quarter net production increased 51% to 854,887 Boe, or 9,262 Boe/day as compared to the same period in the prior year and increased 35% as compared to the second quarter of 2017, despite hurricane-related shut-ins at most of the midstream and downstream facilities serving the Company’s production (estimated impact for the quarter of 1,100 Boe/day).

•                  The Company completed 6 gross (6.0 net) new wells during the third quarter in McMullen County, with an average lateral length of approximately 8,000 feet.

•                  The Teal-Hoskins three-well pad had an average peak 24-Hour production rate per well of 1,735 Boe/d, at an average of 190 boe/d per 1,000 feet. The wells are currently producing 73% oil and 87% liquids.

•                  The Libersat three-well pad had an average peak 24-Hour production rate of 1,644 boe/d, per well at an average of 237 boe/d per 1,000 feet. The wells are currently producing 51% oil and 73% liquids.

•                  The Company has 4 gross (3.8 net) additional drilled but uncompleted wells scheduled for completion in the fourth quarter, all of which are currently producing.

•                  Third quarter development and production related expenditures totaled $16.7 million.

The Company anticipates exit rate 2017 production to be 8,500-9,500 boe/d and anticipates Q4 2017 production of 8,000-8,500 boe/d.  Hurricane Harvey caused an approximate 30 day delay in the Company’s Q4 completion and pump installation program.  The delays have pushed approximately 75,000 boe of production from the 4th quarter of 2017 to the 1st quarter of 2018.

The following tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly reporting periods:

	Three Months Ended		Nine Months Ended		% Change
Unaudited	30-Sep-17	30-Sep-16	30-Sep-17	30-Sep-16	Qtr.-over- Qtr.	Yr.-over- Yr.
Net Sales Volumes
Oil (Bbls)	588,637	363,753	1,361,017	964,974	62%	41%
Natural gas (Mcf)	812,506	648,843	2,474,499	1,751,712	25%	41%
NGL (Bbls)	78,807	77,556	230,095	234,057	2%	-2%
Total Boe	802,861	549,450	2,003,529	1,490,983	46%	34%

Average Daily Volumes
Average daily production (Boe), including flared gas (1)	9,292	6,136	7,635	5,901	51%	29%

Product Price Received
Total price received (per Boe)	$39.34	$31.77	$37.96	$27.95	24%	36%
Total realized price (per Boe)(2)	$39.32	$33.78	$37.71	$33.82	16%	12%

(1)  Includes flared gas of of 312,155 Mcf and 90,497 Mcf for the three months ended September 30, 2017 and 2016, respectively, and 484,770 Mcf and 755,970 for the nine months ended September 30, 2017 and 2016, respectively.

(2) Includes realized gains/losses on hedging of $20,000 loss and $1.1 million gain for the three months ended September 30, 2017 and 2016, respectively, and $0.5 million loss and $8.8 million gain for the nine months ended September 30, 2017 and 2016, respectively.

UNIT COST ANALYSIS

	Three Months Ended		Nine Months Ended		% Change
Unaudited	30-Sep-17	30-Sep-16	30-Sep-17	30-Sep-16	Qtr.-over- Qtr.	Yr.-over- Yr.
Revenue/Boe	$39.34	$31.77	$37.96	$27.95	24%	36%
Lease operating expenses/Boe	(6.31)	(5.39)	(7.74)	(5.59)	17%	38%
Production taxes/Boe	(2.72)	(2.13)	(2.51)	(1.94)	28%	29%
Cash G&A/Boe(1)	(6.02)	(3.88)	(6.38)	(4.49)	55%	42%
Net per Boe	$24.29	$20.37	$21.33	$15.93	19%	34%

Adjusted EBITDAX (US$000s)(2)	19,490	11,906	42,039	31,996	64%	31%

(1)  Cash G&A represents general and administrative expenses incurred less equity-settled share based compensation expense, which totaled $0.5 million and $0.7 million during the three months ended September 30, 2017 and 2016, respectively, and $1.6 million and $1.8 million for the nine months ended September 30, 2017 and 2016, respetively.

(2) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

Condensed Consolidated Financial Statements

The Company’s condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Unaudited (US$000s)	2017	2016	2017	2016
Revenue	$31,584	$17,456	$76,044	$41,671
Lease operating and production tax expense	(7,244)	(4,133)	(20,534)	(11,231)
Depreciation and amortisation expense	(16,591)	(9,404)	(45,007)	(28,257)
General and administrative expenses	(5,332)	(2,806)	(14,348)	(8,523)
Impairment expense (adjustment)	(120)	—	(149)	1,052
Gain (loss) on commodity hedging, net	(5,524)	1,103	5,293	(6,534)
Finance costs, net of amounts capitalized	(3,438)	(2,876)	(9,417)	(9,090)
Other items of income (expense)	980	762	(2,219)	2,337

Income (loss) before income tax	(5,685)	102	(10,337)	(18,575)

Income tax expense	(333)	(1,089)	(1,427)	(2,509)

Loss attributable to owners of the Company	$(6,018)	$(987)	$(11,764)	$(21,084)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2017	December 31, 2016
(US$000s)	(Unaudited)	(Audited)
Cash	$6,377	$17,463
Trade and other receivables	6,828	14,990
Other current assets	3,868	4,078
Assets held for sale(1)	67,210	18,309
Total current assets	84,283	54,840

Oil and gas properties	362,420	374,286
Other assets	2,227	2,962
Total assets	$448,930	$432,088

Production prepayment	$30,000	$—
Other current liabilities	31,947	30,879
Liabilities held for sale(1)	1,250	941
Total current liabilities	63,197	31,820

Credit facilities, net of financing fees	188,601	188,249
Other non current liabilities	9,544	14,196
Total liabilities	$261,342	$234,265

Net assets	$187,588	$197,823
Equity (2)	$187,588	$197,823

(1) At September 30, 2017, the Company’s Dimmit County assets (and related liabilities) were classified as held for sale.  At December 31, 2016, the Company’s Oklahoma assets (and related liabilities) were classified as held for sale.  The sale of the Oklahoma assets closed on May 8, 2017.

(2)  The Company had 1,253,249,528 ordinary shares outstanding at September 30, 2017.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
Unaudited (US$000s)	2017	2016
Operating
Receipts from sales	$82,481	$40,222
Payments for operating and administrative expenses	(29,238)	(26,459)
Receipts from (payments for) commodity derivative settlements	(689)	10,187
Other, net (1)	3,645	(155)
Net cash provided by operating activities (2)	56,199	23,795

Investing
Payments for development expenditures	(91,069)	(44,606)
Payments for exploration expenditures	(8,336)	(1,456)
Payments for acquisition of oil and gas properties, net	—	(15,478)
Sale of non current assets	14,373	—
Other	(573)	2,407
Net cash used in investing activities	(85,605)	(59,133)

Financing
Net proceeds from the issuance of shares	—	64,230
Interest paid, net of capitalized portion	(11,386)	(11,498)
Production prepayment	30,000	—
Repayments for borrowings under credit facilities	(250)	(391)
Net cash used in financing activities	18,364	52,341

Cash beginning of year	17,463	3,468
FX effect	(44)	(493)
Cash at end of quarter	$6,377	$19,978

(1)  2017 includes income tax refund (net) of $3.9 million.

(2) Net cash provided by operating activities exceeded Adjusted EBITDAX during the nine months ended September 30, 2017 due to the collection of the income tax refund noted above, and timing of revenue collection  from non-operated properties and timing of payments.

Conference Call

The Company will host a conference call for investors on Monday, November 20, 2017, at 4:00 p.m. Mountain Time (Tuesday 10:00 a.m. AEDT).  Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm.  The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX” as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Unaudited (US$000s)	2017	2016	2017	2016
Loss attributable to owners of Sundance	(6,018)	(987)	(11,764)	(21,084)
Income tax expense	333	1,089	1,427	2,509
Finance costs, net of amounts capitalized	3,438	2,877	9,417	9,090
Loss (gain) on derivative financial instruments, net	5,524	(1,103)	(5,293)	6,534
Settlement of derivative financial instruments, net	(20)	1,104	(483)	8,757
Depreciation and amortization expense	16,591	9,404	45,007	28,257
Impairment of non-current assets	120	—	149	(1,052)
Noncash share-based compensation	502	676	1,563	1,831
Other loss (income), net	(980)	(1,154)	2,016	(2,846)
Adjusted EBITDAX	$19,490	$11,906	$42,039	$31,996

The Company reports under International Financial Reporting Standards (IFRS).   All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended September 30, 2017 can be found at www.sundanceenergy.net.

The Company’s 2016 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388